Foresight Autonomous Holdings Ltd.

7 Golda Meir

Ness Ziona 7414001 Israel

December 17, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Foresight Autonomous Holdings Ltd.
Registration Statement No. 333-292104 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Foresight Autonomous Holdings Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on December 19, 2025, at 9:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ron Ben-Bassat, Esq. of Sullivan & Worcester LLP at (212) 660-5003 and that such effectiveness also be confirmed in writing.

Very truly yours,

Foresight Autonomous Holdings Ltd.

By:	/s/ Eli Yoresh
Eli Yoresh, Chief Financial Officer